COMPASS THERAPEUTICS, INC.

80 GUEST STREET, SUITE 601

BOSTON, MASSACHUSETTS 02135

VIA EDGAR

January 5, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Compass Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-292491)

Acceleration Request:

Requested Date: January 7, 2026

Requested Time: 10:00 A.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Compass Therapeutics, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-292491) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Sincerely,

COMPASS THERAPEUTICS, INC.

/s/ Barry Shin
Barry Shin
Chief Financial Officer